G Medical Innovations Holdings Ltd.

5 Oppenheimer St.

Rehovot, Israel 7670105

August 4th, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	G Medical Innovations Holdings Ltd. (CIK: 0001760764)
Registration Statement No. 333-266090 on Form F-3 (the “Registration Statement”)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

G Medical Innovations Holdings Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on August 8, 2022 at 8:30 a.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Eric Victorson of Sullivan & Worcester LLP at (212) 660 3092 and that such effectiveness also be confirmed in writing.

Very truly yours,

G Medical Innovations Holdings Ltd.

By:	/s/ Yacov Geva
	Name:	Yacov Geva
	Title:	Chief Executive Officer